FILED BY EQUITY BANCSHARES, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: COMMUNITY FIRST BANCSHARES, INC.

EQUITY BANCSHARES, INC. COMMISSION FILE NO. 001-37624

The following are (i) transcript of a conference call hosted by Equity Bancshares, Inc. (“Equity”) on July 14, 2016, (ii) an email to Equity employees, (iii) a website posting on Equity’s website, and (iv) a website posting on Community First Bancshares, Inc.’s (“Community”) website, that each discuss, among other things, the proposed merger of Community with and into Equity.

The following is a transcript of a conference call hosted by Equity on July 14, 2016:

CORPORATE PARTICIPANTS

Brad Elliott, Equity Bancshares – Chairman and CEO

Greg Kossover, Equity Bancshares – EVP, CFO

John Hanley, Equity Bancshares – SVP, Investor Relations

Jerry Maland, Community First Bancshares – Chairman, President and CEO

Dan Bowers, Community First Bancshares – Director, Vice-Chairman and Secretary

CONFERENCE CALL PARTICIPANTS

Terry McEvoy, Stephens Inc. – analyst

Michael Perito, KBW – analyst

PRESENTATION

Operator

(Operator Instructions):.

I would like to introduce your host for today’s conference, senior vice-president of Investor Relations John Hanley. Sir, you may begin.

John Hanley – Equity Bancshares – SVP, Investor Relations:

Thank you. Good afternoon, good evening, everybody. Welcome to our Equity Bancshares conference call to discuss our press release which was issued moments ago announcing Equity Bancshares’ merger agreement with Community First Bancshares.

Please note, presentation slides to accompany this presentation are available at our website investor.equitybank.com. Please note, that if you are viewing the presentation on website slides do not automatically advance. You will need to forward them using the toggles to the right.

We will begin our discussion with prepared comments, and then we will have time for a question and answer period.

I would like to remind you of the special cautionary notice regarding forward-looking statements. Certain items discussed in this presentation may involve certain known and unknown risks, uncertainties, and other factors which may cause results to be different from our current expectations [performance].

Forward-looking statements regarding the Community First Bancshares merger agreement are based on currently available information. The actual results may differ materially.

Additional information on factors that may affect our financial results is included in our Form 10(K) filing. We encourage you to review the forward-looking disclaimers on slides two and three of the presentation.

Again, today’s press release and all presentation materials are available on our website investor.equitybank.com.

After the presentation we will be happy to answer questions as time permits. With that I will turn it over to Brad Elliot, chairman and CEO of Equity Bancshares.

Brad Elliott – Equity Bancshares – Chairman and CEO:

Good afternoon. I’m Brad Elliot, the chairman and CEO of Equity Bancshares headquartered in Wichita, Kansas. It is with pride and my pleasure to announce today the culmination of a partnering discussion with Community First Bancshares in Harrison, Arkansas, leading to the acquisition of Community First Bancshares and the resulting merger of Community First Bank with Equity Bank.

I have with me today from Community First Jerry Maland, the chairman, president and CEO, and Dan Bowers, director, vice-chairman and secretary. Also with us today is Greg Kossover, executive vice-president and CFO of Equity Bancshares.

In the second quarter of this year we met with Jerry and Dan and their advisors about a possible transaction between our companies. Those discussions continued throughout the quarter and led to negotiations with Jerry and Dan, the Community First team.

The most important facet of any business combination for Equity is the character of the people we deal with and how it radiates throughout their company. During our due diligence and research of Community First we were able to experience and validate what we believed that Community First is an organization we would be proud to have in our Equity family.

The executives and directors of Community First have been some of the most ethical and hardworking people we have partnered with through nine previous acquisitions. We believe these are fundamental reasons for the track record of success they have experienced. And we believe these attributes will carry over to future success a key piece of Equity Bancshares going forward.

Jerry?

Jerry Maland – Community First Bank – Chairman, President and CEO:

Thank you, Brad. We here at Community First feel the same about you and the Equity team.

Clearly we had choices on the direction of Community First and we would not entrust our employees, customers and shareholders to a company with different values and expectations from us. We are most delighted to partner with Equity Bank and we know our stakeholders will continue to receive the best that Community banking has to offer.

Brad Elliott – Equity Bancshares – Chairman and CEO:

When we look at acquisitions the human factor is critical. In addition we obviously have to have a set of financial metrics which work for us and for the bank we are partnering with.

Each side of the transaction worked hard to represent their shareholders and employees. And once again we were impressed with the approach Jerry and Dan took representing their stakeholders. And we were collectively able to strike a balance that we all believe is fair for both Equity and Community First.

Dan, would you like to add some color?

Dan Bowers – Community First Bank – Director, Vice-Chairman and Secretary:

Thank you, Brad. Price and value are always critical to our shareholders. In this transaction we achieved both an attractive price and continuing value in the form of substantial holdings and Equity Bancshares stock, combining total price today with the opportunity to be a large part of Equity shareholder base was very important to us.

The mix of stock and cash, and the other metrics which Greg will walk us through momentary clearly delivers strong value to our shareholders and the opportunity to receive the equity stock in an income-tax efficient manner.

Brad Elliott – Equity Bancshares – Chairman and CEO:

As Dan said Greg will walk us through an overview of the transaction in a moment. But first we would like to provide a summary of what this transaction means to customers of Community First.

Community First will join Equity Bank, increasing the equity footprint by five branches in Northern Arkansas, and will take our total assets to approximately $2.1 billion and our deposits to approximately $1.7 billion. The increase in scale will help both companies deliver even more products and services to all of our customers.

Equity will bring to the Community First customers our competitive and robust suite of retail and online products. We will also continue the [lending platform] that the Community First borrowers have come to expect, competitive terms and bankers who understand their customers’ business and needs.

Jerry Maland – Community First Bank – Chairman, President and CEO”

It was of utmost importance to the Board of Community First to find a partner who understood that our customers are not just borrowers and depositors, they are faces of businesses and families, and their banking needs are important, and who they bank with is important.

Having learned how Brad and his lending and deposit teams approach banking and the customers they serve we have total confidence Equity will continue our tradition of serving North Arkansas better than any other bank.

Brad Elliott – Equity Bancshares – Chairman and CEO:

Thank you, Jerry. At this time we would like to take our listeners through this slideshow accompanying this call. There will be time for questions and answers at the end.

Jerry, a profile of the Equity Bancshares is on page four. Would you please take — would you please share some of your thoughts on what attracted you to Equity Bancshares?

Jerry Maland – Community First Bank – Chairman, President and CEO:

For any of our shareholders not familiar with Equity Bancshares please turn to page four of the slide deck,[reveals] that Equity is a bank-holding company with $1.5 billion in assets headquartered in Wichita, Kansas and owns Equity Bank with 29 branches from West Central Kansas to West Central Missouri.

Prior to this transition this had a market cap of approximately $180 million. We are particularly attracted to Equity’s long history of successful mergers, having completed nine before ours, and a very strong history of high credit quality and unusually low net charge-offs.

Like us they have net interest margins historically above peer, have strong capital ratios, and their employees and directors represent substantial beneficial ownership in the company of about 30%.

They completed their initial public offering in November of last year. Continuing on page five.

You can see Equity is very much a commercial bank with 70% of its loan base in commercial loans. They have delivered strong and consistent earnings growth. And as I said a minute ago they are adept at merging and integrating banks successfully.

Of particular importance to us is the growth opportunity they present through a strategy that combines both organic and acquisitive growth, scalable infrastructure and with a product suite rivaling much bigger financial institutions. They have a huge market opportunity with many banks in their footprint positioned for consolidation. And they are in geographies that allow for cost effective deposit growth with lending opportunities in several metro markets such as Wichita and Kansas City.

And as Brad said about people we too like what we see in the equity team, with large bank experience and a large vested and aligned interest with the shareholders in the form of ownership.

Brad Elliott – Equity Bancshares – Chairman and CEO:

When we look at Community First we see a very attractive banking franchise as shown on pages six, seven and eight of the deck.

Positioned in Northern Arkansas there are five branches with a very attractive average asset size per branch geographically complements our existing franchise. They have an attractive net interest margin stemming from relationship banking and markets they understand well, attractive core deposits and very capable management.

We are pleased that they are taking 85% of the consideration in Equity Bancshares in stock.

On the right hand side of five and six you can high level metrics for the Community First franchise, $475 million in assets, an attractive core deposit base, a loan-to-deposit ratio of 90%, high ROAA and ROAE and an efficiency ratio of 58%.

I like the map on page seven, as it shows how Community First complements our franchise as Arkansas represents what our third state of operation, creating even more opportunities while allowing the combined teams to effectively integrate, manage Community First and Equity’s existing operations.

Page eight highlights Northern Arkansas and it is easy to see why we are attracted to the region. There are healthy local economies, a lot of individual net worth, a strong business base, a strong deposit base and tourism.

Major employers include the Worldwide Headquarters for Wal-Mart, Tyson and JB Hunt. FedEx is a US hub for ground freight, Flexsteel and Wabash. Eureka Springs is a renowned tourist destined, and these markets reside in a heavily traveled highway corridor connecting Northern Arkansas with

Branson and Springfield, Missouri to the north, Lone Rock to the south, Fayetteville, Springdale, and Bentonville to the West.

Greg, will you and Dan take us through the transaction overview on page nine?

Greg Kossover – Equity Bancshares – EVP, CFO:

Thank you, Brad.

Equity will be acquiring 100% of Community First Bancshares and merging Community First Bank into Equity Bank in the fourth quarter of this year. The deal was valued at approximately $68.8 million.

Each CFBI shareholder will receive 7.261 shares of Equity Bancshares stock and $27.30 per CFBI share in cash. This equals 2 million 690,000 shares of EQBK stocks and $10.1 million in cash in total. The price at current tangible book value is 1.29 times and 10.6 times in the last 12 months earnings representing a core deposit premium of 4.4%.

It should be noted that CFBI will be distributing to its shareholders its ownership in White River Bank shares prior to the closing of this merger. And after that distribution the price of tangible book is approximately 1.53 times and would represent a core deposit premium of 6.7%.

Dan?

Dan Bowers – Community First Bank – Director, Vice-Chairman and Secretary:

CFBI shareholders will own approximately 25% of Equity Bancshares of outstanding stock and we will have two Board seats of both the holding company Board and the Equity Bank Board. Customary approvals for both shareholder groups and the regulators will be required.

It’s very important to us at Community First is the retention of many of our key management including Ann Main, David Morton and [Danny Croner]. In addition our current Board members will continue to serve our communities on Equity’s local Arkansas Boards, and between these key members of management and our retail and customer support personnel we do not anticipate any degradation of service to our customers.

Continuing on page 10 we see the transaction as $0.41 accretive to earnings per share in 2017 and the earning back of the initial — excuse me, and the earn back of the initial tangible book dilution of about 9% is 3.5 years utilizing the crossover method.

Our combined return on average asset performed to 1.05% in return on average tangible common Equity performs to 12.9% in 2017. And we end up with a pro-forma efficiency ratio of 57% on $2.1 billion in assets. We are very excited about the combined metrics of these two companies.

Brad?

Brad Elliott – Equity Bancshares – Chairman and CEO:

At a high level we’d like the low-risk profile of these transactions as we share a very similar customer approach to business, and our credit culture and operating style are very much alike.

And as Dan we are also excited to retain members of the Community First key management team and local Boards. These people are the driving force behind the customer relationships and the strength of Community First. Our operations efficiencies gained will be from minimizing redundancies not from branch closures.

In addition we are always mindful of credit concentrations such as commercial real estate, CRE. The member — and the merger with Community

First does not pose an issue with credit concentration.

There is a section in the back of the deck for your reference which highlights the combined banks’ pro-forma loans and deposit compositions. This transaction with Community First creates strategic value for our stakeholders. They are a high-performing bank and attractive core deposit market in which they have demonstrated growth and which are also rational geographic steps for Equity Bank.

We like the ability to leverage our platform with a franchise that brings a strong interest margin and attractive branches in attractive communities. Let me walk through this key transaction assumptions on page 11. We expect a reasonable cost savings of 30% with no revenue enhancements model. As it our practice we will close, convert and begin integration on day one and fully realize cost savings going into 2017.

One-time costs are approximately 7% of deal value. We are comfortable with the growth [street market] at $10.5 million representing just under

3% of loans and an OREO market of $1.6 million. We reviewed all OREOs during due diligence and $181 million of loans or about 50% of the portfolio.

We modeled a core deposit premium of 1.5% and you can see the other purchase accounting marks in the middle of the page. As we stated earlier

CFBI will move its 23% ownership in White River Bank shares to the CFBI shareholders which is on the books today for approximately $8.2 million.

Greg Kossover – Equity Bancshares – EVP, CFO:

It’s important to ask that we pursue transactions which align with the expectations of our Board and the expectations we outlined periodically for our investors. This transaction achieves those expectations as shown on page 12, $0.41 per share accretion or 26% accretive to earnings in 2017.

Acceptable book dilution of 9%, earn back of 3.5 years, tangible common Equity and tangible assets of slightly over 8% at closing and up to approximately 9% at the end of the first year, 12% tier-one common equity ratio and an IRR in excess of 24%.

In summary in looking at page 14 and 15 we end up with a company with improved scale at $2.1 billion in assets. We have a strategic acquisition with people throughout their franchise with whom we are proud to partner with and one that remains consistent with our business plan and complements our geographic footprint.

Jerry Maland – Community First Bank – Chairman, President and CEO:

And we at Community First combine our local management with the integration experience of Equity Bancshares minimizing risk to our shareholders, while taking ownership in a community that is very well positioned for both organic and acquisitive growth in the future.

Brad Elliott – Equity Bancshares – Chairman and CEO:

To the Equity Bank shareholders with Community First we have delivered a strategically and financially attractive transaction with a successful like-minded management team and we have increased our capital base and earnings power.

Jerry Maland – Community First Bank – Chairman, President and CEO:

Our Community First Bank customers will benefit in many ways with more products and services, higher legal lending limit and by being a part of a larger and like us successful franchise.

Our shareholders get tax efficient liquidity and they can determine when to convert to cash on their stock. Our employees fit right in to a very similar and successful culture with growth opportunities and a future that is every bit as bright as it was before.

Brad, we are excited to join forces with yon and make Equity Bank as successful in our markets as you have been since you founded the bank.

Brad Elliott – Equity Bancshares – Chairman and CEO:

Thank you, Jerry.

Speaking on behalf of our Board of Directors, our executive management team and all of the very professional and dedicate teams at Equity Bank we could not be more excited to be partnering with you and Dan and your teams. Here’s to a very successful future that we begin together.

At this time we welcome any questions.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) Our first question comes from the Terry McEvoy from Stephens. Your line is now open.

Terry McEvoy – Stephens Inc. – analyst:

Hi, thanks, good morning or good afternoon.

Brad Elliott – Equity Bancshares – Chairman and CEO:

Hi, Terry.

Terry McEvoy – Stephens Inc. – analyst:

Maybe to start with, if we could, slide 20. The yield on loans for Community First 50 basis higher, is that a function of just the mix of assets, just a higher concentration of, say, construction or is that something specific in terms of pricing competition with Northern Arkansas?

And then just as a follow-up, and Brad, you did talk about loan concentration, on a pro-forma basis it does move up construction, moves up CRE and kind of brings down the [CNI], I think it’s over time, would you like to get the loan mix back to where it stands today?

Brad Elliott – Equity Bancshares – Chairman and CEO:

A two-part question, right? The first one is margin and then the second one is balance for the portfolio, Terry?

Terry McEvoy – Stephens Inc. – analyst:

Yes.

Jerry Maland – Community First Bank – Chairman, President and CEO:

Terry, I will take the margin question. We looked very hard at this and you are partly correct in your analysis of it.

Community First operates in a market where I think they get rewarded more than they would in perhaps some larger markets for delivering high levels of customer service. And in our discussions with the folks at Community First we picked up very quickly that when they deliver customer service the way that they do they expect to get some yield from that and they work very hard to go get that yield.

None of us are immune to ongoing low rates but CFB has a great core deposit base and a relationship with lending franchises and communities that we believe are going to maintain that down. They get the majority of their loan yield in rates and not fees, and so, we think that we can continue that going forward in these markets.

Brad Elliott – Equity Bancshares – Chairman and CEO:

And Terry I’d reiterate that, you know, we also trend above our peers in loan pricing. One of the things that attracted us in the conversations is they look at relationships in banking, it’s very similar to us and I think it’s driven on that relationship banking. And they are just far enough out of the Northwest markets corridor that they can continue to demand that because they are a really strong player in their markets that they serve.

On the commercial real estate front, you know, I think that the availability they had that real estate is all local to them so it’s all within their Arkansas franchise. And I believe we’ll continue to push that. I think we do bring some expertise on the [CNI] lending side, and so, we will work with them to try to expands some of those relationships.

There are a ton of small business relationships which we consider small business, the rest of the world considers it mid-sized businesses, but there’s a ton of those in this areas that we are very attracted to and I think they have the relationships to go garner some of those, and with some of our tools and products we can help, probably ascertain some of these. So think we will move up our CNI lending in this area.

Terry McEvoy – Stephens Inc. – analyst:

And just to follow up, Brad, in the press release you called Harrison in Northern Arkansas a mid-sized market, I’m just wondering as you think about opportunities to grow the balance sheet is it pretty equal loan and deposit or is it something that really stand out as you think about future growth?

Brad Elliott – Equity Bancshares – Chairman and CEO:

No. I think it’s pretty equal in loan and deposit. I think they have good deposit opportunities but I think they have just as equal loan opportunities in this marketplace. This is a very healthy economic market.

Terry McEvoy – Stephens Inc. – analyst:

And then just the last question this is your 10th bank deal. Do you want to get this one closed converted before you take on another transaction or in your past have you — ever had multiple transactions occurring at the same time?

Brad Elliott – Equity Bancshares – Chairman and CEO:

We have. When we were at $280 million we had two transactions that we signed and we see the approval from the Fed to close in the same period. So we could handle another one.

We don’t currently — having a thing that’s immediate but our teams are planning on trying to get this buttoned up as fast as possible. One is we’ve talked, we think that that is the healthiest thing we can do for the employees and customers. But it also allows us to get back on to the business of running the bank, and if there is acquisitions or opportunities available we can go ahead and execute on those.

So I think we have a really good conversion date assuming that all the Fed approvals come in as we anticipate they will. We think we’ll be able to put this into the integration process just as we have all the other ones.

Terry McEvoy – Stephens Inc. – analyst:

Great. Thank you very much.

Brad Elliott – Equity Bancshares – Chairman and CEO:

Thank you, Terry.

Operator

And our next question comes from the line from Michael Perito with KBW. Your line is now open.

Michael Perito – KBW – analyst:

Hey, good afternoon, everybody.

Brad Elliott – Equity Bancshares – Chairman and CEO:

Hi, Mike, good afternoon.

Michael Perito – KBW – analyst:

I have a couple of questions, kind of both follow-ups actually that Terry alluded to. First on the capital, it looks like on the pro-forma capital ratio is the [TC] it’s going to be about 8%, you know, regulatory I think it was total 13%.

So still plenty of capital but certainly, you know, not as much as you guys are running with prior to this transaction. How are you guys thinking about, you know, a more de-levered balance sheet, and well as you guys can possibly maybe think on versus having to get more capital into the bank?

Brad Elliott – Equity Bancshares – Chairman and CEO:

Yes, that’s a great question, Mike. Two things, one, because of the help — our balance sheet and because Community First brings so much earnings to the table we recovered just a little under 100 basis points with the [DNA] in the first 12 months, that we rebuilt any decline in capital very rapidly and we feel good about that.

And the fact that they’re taking 85% of the consideration and so with the earnings impact we feel pretty good about where we’re heading for capital.

Michael Perito – KBW – analyst:

All right. So I guess it’s just a fair summation that, you know, while this levers you guys a bit it also bolsters your internal capital generation and now you guys think over time that will be enough to kind of — supporting your MNA and organic growth aspirations?

Brad Elliott – Equity Bancshares – Chairman and CEO:

Correct.

Michael Perito – KBW – analyst:

Okay. And then the second follow-up, you know, you guys kind of talked about the federal loan price net [AC] and the equal kind of loan and deposit growth opportunities I guess on a relative for Community First have you guys think about the combined institutions, the loan growth rate that you guys were achieving at equity and now with, you know, Community First on board, I mean, it seems like the markets might be just looking through the supplemental data, it’s not as high growth as some of the other ones you ran.

I mean, this is still combined growth rate and the institutions come down a little bit post percent [action to close]?

Dan Bowers – Community First Bank – Director, Vice-Chairman and Secretary:

One of the things that Brad and Jerry and the team will be working on during the integration process is a little more clarity as to what we bring as far as growth opportunities to these markets.

We do have modeled it at about 5% so it is very, very modestly diluted to the overall growth but not very much.

Michael Perito – KBW – analyst:

And, Brad, you mentioned kind of opportunities that you’ve spent at CNI platform and Community First, and I guess — any more color you can provide on this. What [status] would be there? I mean, is it adding new lenders from competing institutions, is it may be relocating some other members or may be reallocating certain members of the equity both on those markets, any more color down on what you guys are thinking?

Brad Elliott – Equity Bancshares – Chairman and CEO:

You know, our experience has been, Terry, as we show and get folks comfortable talking about CNI lending and we worked on some strategies on how to go about it presenting those opportunities to those customers. We have just, you know, brought an uplift in communities like these from customers that have been based here and in the bank.

So we’ve just — opportunities in Missouri and in [Bradford], Kansas in smaller markets with that. And I anticipate that maybe even a little more robust of that here because there’s just more opportunities in this area.

Those are not modeled in, we do not have any uplifts modeled in the numbers that we produce.

Michael Perito – KBW – analyst:

Thanks, guys, I appreciate it.

Greg Kossover – Equity Bancshares – EVP, CFO:

Thank you, Mike.

Operator

(Operator Instructions) At this time I’m showing no further questions.

Brad Elliott – Equity Bancshares – Chairman and CEO:

We appreciate you taking the time to listen to this call today and we look forward to having your support in the future.

Operator

Ladies and gentlemen thank you for your participation in today’s conference. This does conclude the program. You may all disconnect. Everyone, have a wonderful day.

The following is an email from Brad Elliott to all employees of Equity:

Subject: Exciting news from Equity Bancshares!

All,

Exciting news to share – this afternoon, we have announced as a company that Equity Bancshares will be partnering with Community First Bank of Arkansas! Today, we have agreed to welcome Community First Bank of Harrison, Arkansas into our Equity Bank footprint, with locations in Harrison, Berryville, Eureka Springs, and Pea Ridge, Arkansas!

Just like us, the Community First team is focused on providing best-in-class banking solutions to its customers, and delivering outstanding customer service each and every day. They are a community bank with a mindset similar to ours, which will help make us a formidable team across three states. You can read the official press release with details at investor.equitybank.com.

It is a tremendous amount of work, on both sides, to become partners with an institution. I want to thank your teams and departments for their efforts, and all of you for continuing to make the difference for our customers, each and every day. The work is just beginning – we plan for Community First Bank to become Equity Bank in the fourth quarter of 2016, and many of you will be working on the transition in the months ahead.

More news to come but thank you for your commitment to Equity Bank and Equity Bancshares. It is invigorating to work for a company that is continuing to grow, continuing to fulfill our mission, and continuing to work with our customers. As always, you make all the difference. We never forget it’s your money.

Please do not hesitate to email or call me with any questions. Important Reminder: As a public company, we may receive questions from media, stockholders, and other interested parties. You can and should always refer these questions to either me, or to John Hanley, SVP and Director of Investor Relations, 913-583-8004, or investor@equitybank.com.

It’s a great day at Equity Bank!

Brad

The following is a posting to Equity’s website:

Equity Bank to partner with Community First Bank!

We’ve got exciting news to share! On July 14, we announced our partnership with Community First Bank. Later this year Community First Bank locations in Arkansas will change to Equity Bank branches!

We’re excited to partner with a strong community bank similar in philosophy to ours. Just as we began serving our local communities in 2002, Community First Bank began serving customers in Harrison, Berryville, Pea Ridge, and Eureka Springs in 1997. A community bank dedicated to its region, Community First places great importance on individualized, local service. We couldn’t agree more.

After all, “We never forget it’s your money.” We place great importance on local service designed with your home, your business, your family, and your success in mind. Our name will change in Arkansas, but the local faces and community support Community First customers have counted on for years will continue. We think you’ll like the combined institution.

Over the next few weeks, stay tuned to our website for important information, and updates. Just as in past, we expect no service interruptions for our new customers. Questions? Call us at 1-888-733-5041. Drop us a line here.

We never forget it’s your money.

Frequently Asked Questions for Community First Bank customers

What is the timetable for the changes?

We expect the name change to occur in the fourth quarter, on November 12, 2016. At that time, Community First Bank locations will change to Equity Bank.

What will happen to my accounts?

Internal systems and software will also change on November 12, 2016. At that time, Community First Bank accounts will all become Equity Bank accounts. We expect little to no service interruptions with account transactions.

You can still use your checks, you can still bank in the same location and your debit card will not change (when it does expire, you will receive a new card). Your December bank statement will look different since it will be coming after the conversion.

We will be corresponding with every customer, including a detailed letter that explains any customer steps during the change. This will be sent around October 1, 2016.

How will I bank online?

On November 14, you will be able to enroll and login at www.equitybank.com. You can download the Equity Bank app currently at iTunes or Google Play to get an idea of look and feel. Also – check out our demos of online banking and mobile banking online at www.equitybank.com.

What about loans that I currently have with the bank?

No changes will occur with your current loan service schedule and agreements. If you remit payments using a Community First Bank coupon book, please continue to make those payments.

Will bank fees increase?

In some cases, certain maintenance fees may change. One important thing to keep in mind: Equity Bank does NOT charge ATM fees, not at any ATM in the continental United States. When an ATM terminal asks you if you will accept the charge, you hit accept, and we take care of suppressing those fees. With an Equity Bank debit card, you’ll never again pay an ATM fee.

What about jobs in our community?

We are committed to our community for the long term, and local decision making and local service at each Community First Bank location. We know that you choose to bank in large part because of the people who serve your community. We recognize the importance of keeping your key community bankers in place, including tellers, personal bankers, lenders, and market leaders.

Will you continue to support our community?

Absolutely! A local bank is a key to each community. This partnership allows us to continue – and expand, in some cases – our community support efforts. You will still see your associates at football games, grilling hot dogs, and playing hosts to customer events in their communities. We also intend to keep doing business locally with the service providers, organizations, and community efforts that count on our support.

Will my contacts at the bank stay the same?

Your contacts at each location will be the familiar, friendly faces you are used to!

Are there other things I should keep in mind?

Yes! To stay in touch with us, here’s a handy list of links and addresses, plus our Equity routing number.

•	Equity Bank Online Banking: Start at www.equitybank.com
•	Equity Bank customer service email address: customerservice@equitybank.com
•	Facebook: www.facebook.com/equitybankusa
•	Twitter: @EquityBank
•	LinkedIn: linkedin.com/equitybank
•	Instagram: @BankPuppet
•	Equity Bank Routing Number: 101105354

Learn more:

•	Equity Bank locations
•	Equity Bank – Investor Relations
•	About Equity Bank
•	Equity Bank Napkin Stories

Contact us: Community First Bank 1-877-391-8800. Equity Bank 1-888-733-5041

The following is a posting to Community’s website:

Blog

Announcing our Partnership with Equity Bank!

Exciting news to share! Equity Bank and Community First Bank have announced a partnership. Later this year, Community First Bank locations in Arkansas will become Equity Bank locations.

We’re very excited to partner with Equity Bank, a strong community bank similar in philosophy to ours. Learn more about Equity Bank’s history here. Equity Bank’s slogan is “We never forget it’s your money.” This indicates the importance we place on local service designed with your home, your business, your family, and your success in mind. We couldn’t agree more.

Our name will change, but the local faces and community support you’ve counted on for years will continue. We think you’ll like the combined institution.

Over the next few weeks, we will keep you informed of any small changes. Please keep banking as you’ve been accustomed – with our high standards of service. Answers to some of your Frequently Asked Questions can be found right here.

Who is Equity Bank?

Equity Bank is a community bank with 29 branch offices in Kansas and Missouri. We’re dedicated to the entrepreneurial spirit within all our communities. Our slogan is, “We never forget…it’s your money.” Learn more about Equity Bank’s values, spirit, and philosophy at www.equitybank.com/letsbuildequity. Equity Bank is a publicly-traded institution on the Nasdaq Global Select Market under the ticker symbol ‘EQBK.’

VIDEO: About Equity Bank – Building Something Great Starts With the Right Building Blocks…

Why is this partnership happening?

Equity Bank and Community First Bank are first and foremost community banks, dedicated to employees, customers, communities, and recognizing the importance of local decision making. This partnership is a chance to continue the high level of customer service and care our customers deserve, while adding new layers of products, business capabilities, and community focus. Equity Bank, like Community First Bank, is dedicated to the well-being of our employees, customers, and communities.

What is the timetable for the changes?

We expect the name change to occur in the fourth quarter, on November 12, 2016. At that time, Community First Bank locations will change to Equity Bank.

What will happen to my accounts?

Internal systems and software will also change on November 12, 2016. At that time, Community First Bank accounts will all become Equity Bank accounts. We expect little to no service interruptions with account transactions.

You can still use your checks, you can still bank in the same location and your debit card will not change (when it does expire, you will receive a new card). Your December bank statement will look different since it will be coming after the conversion.

We will be corresponding with every customer, including a detailed letter that explains any customer steps during the change. This will be sent around October 1, 2016.

How will I bank online?

On November 14, you will be able to enroll and login at www.equitybank.com. You can download the Equity Bank app currently at iTunes or Google Play to get an idea of look and feel. Also – check out our demos of online banking and mobile banking online at www.equitybank.com.

What about loans that I currently have with the bank?

No changes will occur with your current loan service schedule and agreements. If you remit payments using a Community First Bank coupon book, please continue to make those payments.

Will bank fees increase?

In some cases, certain maintenance fees may change. One improtant thing to keep in mind: Equity Bank does NOT charge ATM fees, not at any ATM in the continental United States. When an ATM terminal asks you if you will accept the charge, you hit accept, and we take care of suppressing those fees. With an Equity Bank debit card, you’ll never again pay an ATM fee.

What about jobs in our community?

We are committed to our community for the long term, and local decision making and local service at each Community First Bank location. We know that you choose to bank in large part because of the people who serve your community. We recognize the importance of keeping your key community bankers in place, including tellers, personal bankers, lenders, and market leaders.

Will you continue to support our community?

Absolutely! A local bank is a key to each community. This partnership allows us to continue – and expand, in some cases – our community support efforts. You will still see your associates at football games, grilling hot dogs, and playing hosts to customer events in their communities. We also intend to keep doing business locally with the service providers, organizations, and community efforts that count on our support.

Will my contacts at the bank stay the same?

Your contacts at each location will be the familiar, friendly faces you are used to!

Are there other things I should keep in mind?

Yes! To stay in touch with us, here’s a handy list of links and addresses, plus our Equity routing number.

•	Equity Bank Online Banking: Start atwww.equitybank.com
•	Equity Bank customer service email address:customerservice@equitybank.com
•	Facebook: www.facebook.com/equitybankusa

•	Twitter: @EquityBank
•	LinkedIn: linkedin.com/equitybank
•	Instagram: @BankPuppet
•	Equity Bank Routing Number: 101105354

Questions? Give us a call at 1-877-391-8800. Drop us a line here. Visit Equity Bank to learn more.

Oh, and one more thing. When you bank with an Equity Bank debit card, you’ll never pay an ATM fee anywhere in the U.S.A. It’s true. The card blocks all ATM fees, and we won’t charge you a foreign ATM fee. Remember, we never forget it’s your money.

Learn more:

Equity Bancshares and Community First Bancshares Announce Partnership

Visit Equity Bank

Forward-Looking Statements

The information presented herein and in other documents filed with or furnished to the Securities and Exchange Commission (the “SEC”), in press releases or other public shareholder communications, or in oral statements made with the approval of an authorized executive officer contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements reflect the current views of Equity’s management with respect to, among other things, the expected benefits of the proposed transaction, future events and Equity’s financial performance. These statements are often, but not always, made through the use of words or phrases such as “may,” “should,” “could,” “predict,” “potential,” “believe,” “will likely result,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “project,” “forecast,” “goal,” “target,” “would” and “outlook,” or the negative variations of those words or other comparable words of a future or forward-looking nature. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about Equity’s industry, management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond Equity’s control. Accordingly, Equity cautions you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions and uncertainties that are difficult to predict. Although Equity believes that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements.

Factors that could cause actual results to differ materially from Equity’s expectations include competition from other financial institutions and bank holding companies; the effects of and changes in trade, monetary and fiscal policies and laws, including interest rate policies of the Federal Reserve Board; changes in the demand for loans; fluctuations in value of collateral and loan reserves; inflation, interest rate, market and monetary fluctuations; changes in consumer spending, borrowing and savings habits; the possibility that the expected benefits related to the proposed transaction may not materialize as expected; the proposed transaction not being timely completed, if completed at all; prior to the completion of the proposed transaction, Community’s business experiencing disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, customers, other business partners or governmental entities, difficulty retaining key employees; the ability to obtain regulatory approval of the transactions contemplated by the Agreement; and the ability to successfully implement integration strategies or to achieve expected synergies and operating efficiencies within the expected time-frames or at all. The foregoing list of factors is not exhaustive.

For discussion of these and other risks that may cause actual results to differ from expectations, please refer to “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in Equity’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 17, 2016 and any updates to those risk factors set forth in Equity’s subsequent Quarterly Reports on Form 10-Q or Current Reports on Form 8-K. If one or more events related to these or other risks or uncertainties materialize, or if Equity’s underlying assumptions prove to be incorrect, actual results may differ materially from what Equity anticipates. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and Equity does not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. New risks and uncertainties arise from time to time, and it is not possible for us to predict those events or how they may affect us. In addition, Equity cannot assess the impact of each factor on Equity’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. All forward-looking statements, expressed or implied, included in information presented herein and in other documents filed with or furnished to the SEC, in press releases or other public shareholder communications, or in oral statements made with the approval of an authorized executive officer are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that Equity or persons acting on Equity’s behalf may issue.

Important Additional Information

This communication is being made in respect of the proposed transaction involving Equity and Community. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities.

Investors and security holders are urged to carefully review and consider Equity’s public filings with the SEC, including but not limited to its Annual Reports on Form 10-K, its proxy statements, its Current Reports on Form 8-K and its Quarterly Reports on Form 10-Q. The documents filed by Equity with the SEC may be obtained free of charge at Equity’s investor relations website at investor.equitybank.com or at the SEC’s website at www.sec.gov. Alternatively, these documents, when available, can be obtained free of charge from Equity upon written request to Equity Bancshares, Inc., Attn: Investor Relations, 7701 East Kellogg Drive, Suite 200, Wichita, Kansas 67207 or by calling (316) 612-6000.

In connection with the proposed transaction, Equity intends to file a registration statement on Form S-4 with the SEC which will include a joint proxy statement of Community and Equity and a prospectus of Equity, and will file other documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF COMMUNITY AND EQUITY ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS, WHEN THEY BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. A definitive joint proxy statement/prospectus will be sent to the stockholders of each institution seeking the required stockholder approvals. Investors and security holders will be able to obtain the registration statement and the joint proxy statement/prospectus free of charge from the SEC’s website or from Equity by writing to the address provided above.

Participants in the Solicitation

Equity and Community and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from their stockholders in connection with the proposed transaction. Information about Equity’s participants may be found in the definitive proxy statement of Equity relating to its 2016 Annual Meeting of Stockholders filed with the SEC on March 28, 2016. The definitive proxy statement can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants will be included in the proxy statement and other relevant documents regarding the proposed merger transaction filed with the SEC when they become available, copies of which may also be obtained free of charge from the sources indicated above.